February 14, 2019

VIA EDGAR

Mr. Perry J. Hindin

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Truett-Hurst, Inc. Schedule 13E-3 and Schedule TO-I Filed January 14, 2019 File No. 005-87507

Dear Mr. Hindin:

On behalf of Truett-Hurst, Inc., a Delaware corporation (the “Company”), the Company hereby responds to the letter dated February 4, 2019 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Schedule 13E-3 and Schedule TO-I, each filed on January 14, 2019 (the “Schedule TO/13E-3”).

For the convenience of the Staff, the comments in the Staff’s Letter are restated below in bold prior to the Company’s response thereto.

Schedule TO/13E-3

1.	Financial information appears to have been incorporated by reference into the Schedule TO/13E-3 in order to satisfy the disclosure obligations under Item 10 of Schedule TO and Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, the Company is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A. Please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all of the reporting periods covered by Item 13 of Schedule 13E-3. Refer to Division interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” available on the Commission’s website at http://www.sec.gov. This interpretation provides guidance on complying with a near-identical instruction within Item 10 of Schedule TO.

In response to the Staff’s comment, the Company has supplemented the disclosure in Item 10 of the Schedule TO/13E-3 and Section 10 of the Offer to Purchase to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all of the reporting periods covered by Item 13 of Schedule 13E-3.

Offer to Purchase

2.	We note disclosure throughout the Offer to Purchase indicating that the Special Committee, and not the Board, believes that the Rule 13e-3 transaction is fair to unaffiliated holders. In light of the requirement in Item 8 of Schedule 13E-3 and 1014(a) of Regulation M-A that the Company provide a fairness determination as to unaffiliated security holders, please provide support for the conclusion that the Special Committee has the authority to act on behalf of the Company in this regard. In responding to this comment please:

Mr. Perry J. Hindin, Special Counsel, Office of Mergers & Acquisitions, U.S. Securities and Exchange Commission

February 14, 2019

a.	supplementally provide us with the resolutions or authorization provided to the Special Committee by the Board granting the Special Committee the authority to make the disclosures and filings required by Schedule 13E-3 on behalf of the Board with respect to the current going private transaction;

b.	disclose, if correct, that the Special Committee was authorized to make the disclosures and filings required by Schedule 13E-3 on behalf of the Company; and

c.	provide us with an opinion of Delaware counsel that addresses under applicable Delaware state law, the legal authority of the Special Committee to make the Rule 13e-3 disclosures and filings, including the fairness determination described in Item 1014(a) of Regulation M-A, on behalf of the Company.

Alternatively, please revise the Offer to Purchase to provide the disclosure required by Item 8 of Schedule 13E-3.

In response to the Staff’s comment, the Company has supplemented the disclosure in Section 2 of the Offer to Purchase to provide additional disclosure regarding the Board’s determination as to fairness as required by Item 8 of Schedule 13E-3.

3.	If the Company revises the Offer to Purchase to disclose the Board’s determination as to fairness, the disclosure should also include a discussion of the material factors relied upon by the Board to reach such a conclusion. To the extent applicable, the Board may expressly adopt the analysis and conclusions of the Special Committee. Please refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

In response to the Staff’s comment, the Company has supplemented the disclosure in Section 2 of the Offer to Purchase to reflect the adoption by the Board of the special committee’s analysis and conclusions as to fairness in connection with the discussion of material factors relied on by the Board in its fairness determination as required by Item 8 of Schedule 13E-3.

Fairness of the Offer, page 20

4.	All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Refer to the preceding comment. If the Board expressly adopts the analyses and discussion of the Special Committee as its own, the disclosure should be supplemented to address the factors described in clauses (ii) through (v) of Instruction 2 to Item 1014. If the Special Committee or the Board did not consider any of these factors, state that and explain why it was not deemed material or relevant.

In response to the Staff’s comment, the Company has supplemented the disclosure in Section 2 of the Offer to Purchase to provide additional disclosure supplementing the special committee’s consideration of these additional factors in its determination as to fairness as required by Item 8 of Schedule 13E-3. As described in the response to the Comment No. 3 above, the Board has adopted the special committee’s analyses and discussion as its own.

Mr. Perry J. Hindin, Special Counsel, Office of Mergers & Acquisitions, U.S. Securities and Exchange Commission

February 14, 2019

Fairness Opinion of the Financial Advisor, page 22

5.	It appears that the financial advisor used the projections provided by management and referenced in the third bullet point on page 23 in formulating its fairness opinion. Please disclose these projections. Refer to Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A.

In response to the Staff’s comment, the Company has supplemented the disclosure in Section 2 of the Offer to Purchase to provide additional disclosure regarding projections provided by management as required by Item 9 of Schedule 13E-3.

6.	With a view towards disclosure, please advise what consideration the Company gave to disclosing in the Offer to Purchase the price per share range suggested by the Analysis of Selected Publicly Traded Companies, the Analysis of Selected Precedent Transactions and the Premiums Paid Analysis. We note similar disclosure was provided with respect to the DCF calculation ($0.44 – $0.49).

In response to the Staff’s comment, the Company has supplemented the disclosure in Section 2 of the Offer to Purchase to provide additional disclosure regarding price per share ranges suggested by the analyses referenced above.

7.	Disclosure on page 25 indicates that “the prospective financial statements were based on numerous assumptions made by the Company’s management…” Disclosure on page 26 indicates that “[i]n performing its analyses, MHT made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company.” Please disclose these assumptions.

In response to the Staff’s comment, the Company has supplemented the disclosure in Section 2 of the Offer to Purchase to provide additional disclosure regarding assumptions utilized by management and MHT as referenced above.

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If you have any questions or comments, please contact the undersigned by telephone at (707) 431-4423.

Thank you.

Very truly yours, /s/ Paul E. Dolan, III Paul E. Dolan, III Chief Executive Officer